EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

For the six months ended March 31, 2003

Monteith, Monteith & Co.

Chartered Accountants

208 Ontario Street

Stratford, Ontario    N5A 3H4

Telephone:  (519) 271-6550   Fax:  (519) 271-4796

E-mail:  >administrator@monteith.on.ca

May 20, 2003

To:  The Audit Committee of Eiger Technology, Inc..

Dear Sirs/Mesdames:

            In accordance with our engagement letter dated May 14, 2003, we have reviewed the consolidated balance sheets of Eiger Technology, Inc. as at March 31, 2003 and September 30, 2002, and the consolidated statements of operations and retained earnings, and cash flows for the six month periods ended March 31, 2003 and March 31, 2002.  These consolidated financial statements are the responsibility of the Company’s management.

            We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

            Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

            This report is solely for the use of the audit committee of Eiger Technology, Inc. to assist it in discharging its regulatory obligation to review these consolidated financial statements, and should not be used for any other purpose.  Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

                                                                                                Sincerely,

                                                                                                         Monteith, Monteith & Co.

                                                                                                     CHARTERED ACCOUNTANTS

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Balance Sheet

                                                                                                      March 31                      September 30

                                                                                    2003                           2002

                                                                                       $                                 $

Assets

Current

  Cash and Marketable Securities                             1,198,000                   3,635,000

  Accounts Receivable                                          6,057,000                    5,004,000

  Inventories                                                            4,511,000                     4,493,000

  Prepaid Expenses                                                    669,000                       378,000

                                                                            12,435,000                   13,510,000

  Capital                                                                 6,160,000                    4,867,000

  Long-term Investments                                         1,641,000                    1,650,000

  Goodwill                                                              2,968,000                    3,013,000

  Future Income Tax Benefit                                      136,000                           --

  Other                                                                     963,000                        718,000

                                                                            24,303,000                   23,758,000

Liabilities and Shareholders’ Equity

Current

  Bank Indebtedness                                             1,510,000                       4,028,000

  Accounts Payable and Accrued Liabilities            9,090,000                      4,395,000

  Current Portion of Long-term Debt                       145,000                          145,000

                                                                         10,745,000                       8,568,000

Long-term Debt                                                     795,000                          940,000

Non-Controlling Interest                                       (2,180,000)                    (1,873,000)

Shareholders’ Equity

  Share Capital                                               42,522,000                     42,235,000

  Contributed Surplus                                            217,000                          217,000

  Retained Earnings (Deficit)                             (27,796,000)                  (26,329,000)

                                                                         14,943,000                    16,123,000

                                                                          24,303,000                    23,758,000

On Behalf of the Board:

            “Gerry Racicot”                               Director

            Gerry Racicot

                “Keith Attoe”                                         Director

              Keith Attoe

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Statement of Operations and Retained Earnings

For the six months ended March 31                          2003                       2003                2002                 2002                                                                                           (Current Quarter)              (Year-to-date)       (Current Quarter)      (Year-to-date)

                                                                               $                              $                     $                    $

Sales                                                                7,295,000            13,071,000         5,365,000      10,163,000

Cost of Sales                                                    6,171,000             11,043,000         4,863,000        8,755,000

Gross Margin                                                   1,124,000              2,028,000            502,000        1,408,000

Expenses

  Selling, General and Administrative                   1,665,000              3,582,000         2,394,000        4,555,000

  Amortization of Capital Assets                            177,000                 306,000              86,000           231,000

  Amortization of Goodwill and Other Assets   40,000                   77,000              92,000           149,000

  Interest on Long-term Debt                             17,000                   35,000                8,000            19,000

  Other Interest and Bank Charges                         127,000                 219,000            124,000           237,000

                                                                          2,026,000              4,219,000         2,704,000         5,191,000

Income (Loss) from Operations                          (902,000)             (2,191,000)      (2,202,000)      (3,783,000)

Other Income                                                       141,000                    143,000            91,000             163,000

Income before Taxes                                          (761,000)             (2,048,000)      (2,111,000)      (3,620,000)

Provision for Income Taxes –Future                    (136,000)                (136,000)                --                         --

Income before Non-controlling Interest                (625,000)              (1,912,000)      (2,111,000)      (3,620,000)

Non-controlling Interest                                      (180,000)                (445,000)         (530,000)      (1,255,000)

Net Income (Loss) for the Period                        (445,000)             (1,467,000)      (1,581,000)      (2,365,000)

Retained Earnings (Deficit),

            Beginning of Period                            (27,351,000)           (26,329,000)    (21,875,000)    (21,091,000)

Retained Earnings (Deficit),

            End of Period                                    (27,796,000)           (27,796,000)    (23,456,000)    (23,456,000)

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Statement of Cash Flows

For the six months ended March 31                               2003                        2003                    2002                 2002

                                                                                                      (Current Quarter)             (Year-to-date)         (Current Quarter)        (Year-to-date)

                                                                                                                $                            $                        $                      $

Operating Activities

  Net Income (Loss) for the Period                         (445,000)             (1,467,000)         (1,581,000)       (2,365,000)

  Items not Involving Cash

     Provision for Income Taxes – Future                 (136,000)                 (136,000)                   --                       --

     Amortization                                                      217,000                    383,000              178,000            380,000

                                                                             (364,000)              (1,220,000)         (1,403,000)       (1,985,000)

     Changes in Non-cash Operating Accounts

                Accounts Receivable                          (1,831,000)              (1,053,000)          1,653,000          4,116,000

            Inventories                                                   322,000                    (18,000)             672,000          1,325,000

            Prepaid Expenses                                        219,000                  (291,000)              531,000             594,000

            Accounts Payable                                     1,033,000                4,695,000          (1,722,000)         (2,435,000)

            Non-controlling Interest                             (180,000)                (445,000)             (412,000)         (1,137,000)

                                                                             (801,000)                1,668,000              (681,000)              478,000

Investment Activities

  Sale (Purchase) of Capital Assets                          107,000             (1,599,000)                  62,000             (234,000)

  Long-term Investments                                              9,000                     9,000                 115,000               101,000

  Goodwill and Other Assets                                      36,000                (277,000)              (153,000)            (291,000)

                                                                               152,000             (1,867,000)                   24,000              158,000

Financing Activities

  Operating Line of Credit                                          10,000             (2,518,000)              1,487,000          1,614,000

  Long-term Debt                                                     (30,000)               (145,000)                 (53,000)                 1,000

  Non-controlling Interest                                              --                      138,000                        --                       --

  Common Shares Issued                                         265,000                 287,000                   103,000             118,000

                                                                               245,000             (2,238,000)               1,537,000         1,733,000

Net Cash Flows for the Period                               (404,000)            (2,437,000)                  880,000         2,369,000

Cash and Cash Equivalents,

     Beginning of Period                                          1,602,000              3,635,000               7,482,000         5,993,000

Cash and Cash Equivalents,

    End of Period                                                    1,198,000               1,198,000               8,362,000         8,362,000

Cash and Cash Equivalents Represented

    By:  Cash and Marketable Securities                   1,198,000              1,198,000               8,362,000         8,362,000

EIGER TECHNOLOGY, INC.

Notes to the Consolidated Financial Statements

For the six months ended March 31, 2003

Significant Accounting Policies:

Except that the Company now measures stock-based compensation using the fair value method, these interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company’s annual financial statements for the year ended September 30, 2002.  These interim financial statements may not contain all the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2002.

The effect of the change in accounting policy from the intrinsic value method to the fair value method of measuring stock-based compensation has not been determined.

Capital Assets:

                                                                                                                                                                                                                                                                                                                                                            $

Balance per September 30, 2002 financial statements                                                                     4,867,000

Telephone sub-assembly equipment – EigerNet, Inc. plant in South Korea                                      1,594,000

Other additions and disposals                                                                                                                 5,000

Amortization provided for six months                                                                                                (306,000)

Balance – March 31, 2003                                                                                                             6,160,000

Reconciliation to U.S. GAAP:

Relevant differences between accounting principles generally accepted in Canada (“Cdn. GAAP”) compared to those principles generally accepted in the United States of America (“U.S. GAAP”) are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently.  Also, all product development costs are to be expensed as incurred.  Cdn. GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of “comprehensive income”.  Comprehensive income includes net income and all other changes to shareholders’ equity other than amounts received from or paid to shareholders.  The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders’ equity.

SFAS 123 recommends that the fair market value method be used to measure stock-based compensation, although APB Opinion 25 permits the use of the intrinsic method.  While the intrinsic method was generally used in Canada, the fair value method is now required.

EIGER TECHNOLOGY, INC.

Notes to the Consolidated Financial Statements

For the six months ended March 31, 2003

Reconciliation to U.S. GAAP – continued:

Reconciliations:                                                                                     Year to Date                Year to Date

                                                                                                               March 31                      March 31

                                                                                                                    2003                             2002                                                                                                                                              $                                 $

Net Income

- per Cdn. GAAP                                                                                           (1,467,000)                (2,365,000)

- expense current product development costs                                                          --                                   --

- add back amortization of deferred costs                                                                --                              34,000

- adjustments to non-controlling interest and future taxes                                         --                            (12,000)

- foreign currency translation adjustment                                                               (38,000)                     564,000

- per U.S. GAAP                                                                                               (1,505,000)                 (1,779,000)

Comprehensive item – foreign currency translation                                                38,000                     (564,000)

Comprehensive Income                                                                                  (1,467,000)                  (2,343,000)

Accumulated Other Comprehensive Items

- per Cdn. GAAP                                                                                                   --                                   --

- cumulative foreign currency translation adjustments                                         (629,000)                     (800,000)

- per U.S. GAAP                                                                                                 (629,000)                     (800,000)

Retained Earnings (Deficit)

- End of Period per Cdn. GAAP                                                                  (27,796,000)                (23,456,000)

- expense deferred product development costs net of

  portion relating to non-controlling interest                                                               --                           (264,000)

- foreign currency translation adjustments                                                          629,000                       800,000

- future income tax savings related to above                                                              --                               88,000

- End of Period per U.S. GAAP                                                                    (27,167,000)               (22,832,000)

Total Assets

- per Cdn. GAAP                                                                                           24,303,000                 26,517,000

- expense deferred product development costs                                                          --                        (264,000)

- increase in future income tax assets                                                                        --                            88,000

- per U.S. GAAP                                                                                           24,303,000                  26,341,000

Segmented Information:

Segmented information is presented on the following two pages.  The segment previously referred to, as “ADH” is now known as “Newlook”.

EIGER TECHNOLOGY, INC.

SEGMENTED INFORMATION

                                                                                                                 March 31, 2003

                                                                                                                                                                                                                                                                                 Newlook                      K-Tronik                         Onlinetel                         Eiger                     All  Others                                                                                Current    Year to          Current    Year to             Current    Year to              Current    Year to           Current    Year to                                                          Quarter   Date              Quarter    Date                  Quarter   Date                   Quarter   Date              Quarter    Date                                                                                        $            $                 $             $                      $            $                      $             $                    $              $

Sales:

External                                       257,000 552,000     2,758,000 4,660,000     1,243,000    2,244,000          3,037,000    5,615,000          --             --

Intersegment                                 --             --                  --             --                        --           --                   --              --                 --            --

                                                 257,000 552,000      2,758,000 4,660,000     1,243,000    2,244,000          3,037,000    5,615,000           --             --

Cost of Sales                              (168,000) (377,000) (1,994,000) (3,436,000)   (1,007,000) (1,807,000)          (3,002,000)   (5,423,000)          --             --

Other Income (Expenses)              (231,000) (442,000)    (919,000) (1,857,000)    (316,000)    (684,000)             (186,000)    (580,000)   (233,000)  (513,000)

                                              (142,000) (267,000)    (155,000)    (633,000)       (80,000)    (247,000)            (151,000)     (388,000)   (233,000)  (513,000)

Future Income Taxes                                                                                      35,000        35,000                                               101,000    101,000

Non-controlling Interest                  32,000    57,000        26,000      168,000             --              --                 122,000        220,000           --                --

Net Income (Loss)                     (110,000) (210,000)    (129,000)     (465,000)     (45,000)     (212,000)              (29,000)     (168,000)    (132,000)   (412,000)

                                            Reconciling                           Totals per                                                                                                                                                                           Items                        Financial Statements

                                        Current    Year to                   Current    Year to                                                                                                                                                                                         Quarter   Date                      Quarter   Date                                                                                                                                                                                               $            $                           $             $

Sales:

External                            --              --                    7,295,000    13,071,000

Intersegment                        --              --                          --                 --

                                       --              --                   7,295,000    13,071,000

Cost of Sales                      --              --                  (6,171,000) (11,043,000)

Other Income (Expenses)      --              --                  (1,885,000)   (4,076,000)

                                       --              --                    (761,000)    (2,048,000)

Future Income Taxes                                                  136,000        136,000

Non-controlling Interest       --               --                     180,000        445,000

Net Income (Loss)             --                --                  (445,000)    (1,467,000)

                                                        Newlook                        K-Tronik                       Onlinetel                            Eiger                          All   Others                                                                                    Mar.31   Sept.30             Mar.31   Sept.30             Mar.31   Sept.30               Mar.31   Sept.30             Mar.31   Sept.30                                                        2003        2002                2003      2002                 2003       2002                  2003      2002                2003       2002                                                                                      $            $                   $             $                        $            $                     $             $                    $              $

Current Assets:

Cash                                          71,000   232,000              74,000    442,000          (140,000)   77,000               630,000   1,679,000     563,000    1,205,000

Accounts Receivable                     224,000 305,000           2,428,000 2,200,000          690,000   567,000            2,442,000    1,791,000      213,000   1,205,000

  Inventory                                   620,000 704,000           1,784,000   2,526,000              --            --               2,107,000    1,263,000           --               --

    Prepaid Expenses                         3,000    9,000              209,000      238,000          15,000     14,000              418,000        78,000       24,000        39,000                                               918,000 1,250,000        4,495,000     5,406,000        565,000    658,000            5,597,000    4,811,000     800,000    1,456,000

Capital Assets                          1,579,000 1,650,000           650,000       490,000     1,186,000  1,219,000            2,675,000    1,401,000      115,000      107,000

Long-term Investments                      --             --                  --               --                    8,000         --                 1,633,000     1,527,000          --          123,000

Future Income Tax Benefit                --              --                  --               --                35,000         --                      --                  --         101,000             --

Goodwill and Other                      671,000   673,000       1,094,000     1,116,000      1,360,000   1,360,000            797,000     555,000          9,000       27,000

Total Assets                           3,168,000 3,573,000        6,194,000     7,012,000      3,154,000   3,327,000       10,702,000   8,294,000     1,025,000   1,713,000

Net Income (Loss)                     (110,000) (210,000)         (129,000)       (465,000)         (45,000)    (212,000)            (29,000)    (168,000)    (132,000)     (412,000)

                                                Reconciling                          Totals per                                                                                                                                                                           Items                        Financial Statements

                                            Mar.31    Sept.30              Mar.31    Sept.30                                                                                                                                                                                         2003     2002                   2003       2002                                                                                                                                                                                                   $            $                        $             $

Current Assets:

Cash                                         --              --               1,198,000    3,635,000

Accounts Receivable                 60,000    (71,000)               6,057,000     5,004,000

Inventory                                  --               --               4,511,000    4,493,000

Prepaid Expenses                      --              --                    669,000       378,000

                                              --             --                12,435,000 13,510,000

Capital Assets                          --              --                 6,160,000   4,867,000

Long-term Investments              --             --                  1,641,000    1,650,000

Future Income Tax Benefit       --              --                      136,000           --

Goodwill and Other                  --              --                 3,391,000   3,731,000

Total Assets                              --               --            24,303,000 23,758,000

EIGER TECHNOLOGY, INC.

SEGMENTED INFORMATION

                                                                                                                 March 31, 2002

                                                                                                                                                                                                                                                                                   Newlook                      K-Tronik                       Onlinetel                            Eiger                     All   Others                                                                                Current    Year to        Current    Year to             Current    Year to              Current    Year to           Current    Year to                                                        Quarter   Date              Quarter    Date                  Quarter   Date                   Quarter   Date             Quarter    Date                                                                                      $            $                   $             $                     $            $                       $             $                $              $

Sales:

External                                      319,000 685,000         2,441,000 4,721,000           374,000        744,000        2,231,000    4,013,000          --             --

Intersegment                                --             --                  --             --                        --           --                        --              --               --             --

                                               319,000 685,000         2,441,000 4,721,000          374,000        744,000       2,231,000    4,013,000            --            --

Cost of Sales                            (263,000) (553,000)       (2,072,000) (3,582,000)       (321,000)      (598,000)     (2,207,000)   (4,022,000)          --             --

Other Expenses                       (109,000) (222,000)          (933,000) (1,827,000)       (291,000)       (559,000)        (986,000) (1,827,000)   (294,000)  (593,000)

                                               (53,000)   (90,000)         (564,000)    (688,000)       (238,000)      (413,000)         (962,000) (1,836,000)   (294,000)  (593,000)

Non-controlling Interest                   --               --           121,000        133,000             --             --                   409,000   1,122,000           --            --

Net Income (Loss)                    (53,000)  (90,000)          (443,000)     (555,000)     (238,000)        (413,000)         (553,000)    (714,000)    (294,000)  (593,000)

                                         Reconciling                          Totals per                                                                                                                                                                           Items                     Financial Statements

                                     Current    Year to                 Current    Year to                                                                                                                                                                                         Quarter   Date                     Quarter   Date                                                                                                                                                                                              $            $                        $             $

Sales:

External                            --              --               7,365,000    10,163,000

Intersegment                     --               --                     --                  --

                                      --               --             5,365,000    10,163,000

Cost of Sales                     --              --           (4,863,000)  (8,755,000)

Other Expenses                 --               --           (2,613,000)   (5,028,000)

                                       --              --           (2,111,000)   (3,620,000)

Non-controlling Interest       --              --               530,000      1,255,000

Net Income (Loss)               --               --         (1,581,000)    (2,365,000)

                                       Newlook                        K-Tronik                       Onlinetel                            Eiger                     All   Others                                                                   Mar.31   Sept.30                Mar.31   Sept.30             Mar.31   Sept.30               Mar.31   Sept.30             Mar.31   Sept.30                                                                                                                                       2002        2001                 2002      2001                 2002       2001                  2002      2001                2002       2001                                                                                       $            $                    $             $                        $            $                         $             $                    $              $

Current Assets:

Cash                           306,000     312,000         162,000      147,000        270,000   208,000          4,955,000   1,461,000    2,629,000    3,865,000

Accounts Receivable      221,000     344,000       2,003,000   2,102,000        177,000   173,000          2,096,000   6,098,000     146,000         42,000

  Inventory                   822,000     875,000        3,326,000   3,650,000              --             --            1,072,000   2,020,000           --               --

  Prepaid Expenses            --             3,000           161,000      243,000           2,000      4,000                 --           442,000       12,000         77,000

                               1,349,000   1,534,000        5,652,000   6,142,000        449,000   385,000         8,163,000   10,021,000    2,787,000    3,984,000

Capital Assets           1,676,000   1,721,000           512,000     660,000        742,000   724,000         1,504,000   1,320,000         110,000      116,000

Long-term Investments        --             --                   --               --               7,000          --               134,000       80,000         162,000       324,000

Goodwill and Other      230,000       379,000         1,147,000  1,182,000     1,360,000 1,314,000            497,000     789,000          36,000         46,000

Total Assets             3,255,000    3,634,000         7,311,000   7,984,000    2,558,000 2,423,000        10,298,000 12,210,000      3,095,000     4,470,000

                                         Reconciling                          Totals per                                                                                                                                                                                                                           Items                        Financial Statements

                                     Mar.31    Sept.30              Mar.31    Sept.30                                                                                                                                                                                    2002     2001                    2002       2001                                                                                                                                                                                               $            $                      $             $

Current Assets:

Cash                                 --              --               8,362,000    5,993,000

Accounts Receivable            --              --               4,643,000   8,759,000

Inventory                           --              --               5,220,000    6,545,000

Prepaid Expenses                --              --                 175,000       769,000

                                         --             --              18,400,000 22,066,000

Current Assets                     --              --                4,544,000    4,541,000

Long-term Investments          --              --                  303,000      404,000

Goodwill and Other               --              --                3,270,000   3,710,000

Total Assets                         --               --              26,517,000 30,721,000